ASML Announces 2004 Fourth Quarter and Annual Results

VELDHOVEN, the Netherlands, January 19, 2005 — ASML Holding NV (ASML) today announced 2004 fourth quarter and annual financial results as follows:

•	2004 net sales of EUR 2,465 million, Q4 2004 net sales of EUR 785 million 2003 net sales of EUR 1,543 million, Q3 2004 net sales of EUR 610 million
•	2004 net profit of EUR 235 million, Q4 2004 net profit of EUR 109 million 2003 net loss of EUR 160 million, Q3 2004 net profit of EUR 41 million
•	Order backlog of 131 lithography systems valued at EUR 1,691 million as of December 31, 2004

“Q4 2004 was a quarter that showed strong momentum as sales increased 29 percent from the previous quarter and 60 percent year-to-year,” said Eric Meurice, president and CEO, ASML. “For the first time, ASML shipped more 300 mm systems in a quarter than 200 mm tools. Our technology leadership moved up another notch in Q4 2004 when customers announced the production on ASML tools of the world’s first complex devices using immersion lithography.”

Operations Update

Net sales for 2004 included the shipment of 216 new and 66 refurbished machines and revenue from field and service options of EUR 290 million. Net sales for Q4 2004 included the shipment of 62 new and 19 refurbished machines and revenue from field and service options of EUR 75 million.

In 2004, ASML generated a net profit of EUR 235 million, approximately 46 percent of which was generated in Q4 2004 in the amount of EUR 109 million or EUR 0.22 per ordinary share. The Q4 2004 net profit reflects a year-on-year sevenfold increase and a quarter-on-quarter more than twofold increase. The company’s net profit in Q3 2004 was EUR 41 million or EUR 0.08 per ordinary share.

ASML concluded 2004 with EUR 1,228 million in cash as compared with EUR 1,028 million in cash at the end of 2003, an increase of EUR 200 million. In Q4 2004, the company used EUR 75 million in cash from operating and investing activities, in part due to the initial payment for the Nikon cross license agreement, which is not recurrent.

The Q4 2004 average selling price for an ASML system was EUR 8.8 million, while the average selling price for a new system was EUR 10.7 million. The prices reflect increases of 17 percent and 22 percent from the Q3 2004 average selling price for all and new systems of EUR 7.5 million and EUR 8.8 million, respectively.

Research and development (R&D) expenditures for Q4 2004 were EUR 75 million net of credit as compared with Q3 2004 R&D expenditures of EUR 69 million net of credit and excluding the previously mentioned cross license payment.

As previously disclosed, a corporate income tax rate reduction in the Netherlands has been enacted in Q4 2004. As a consequence, the company had to re-assess the valuation of its tax assets and liabilities accordingly, resulting in a one-time tax charge in Q4 2004 of approximately EUR 15 million.

Outlook

Regarding 2005 outlook, Meurice continued: “We have accumulated a significant backlog for deliveries in Q1 and Q2 2005: our unit backlog is larger than that of December 2003, and the average selling price is significantly higher, thanks to a richer 300 mm product mix. However, we remain cautious in our forecast as customer order push-outs are always possible, if overall semiconductor demand were not to materialize as expected.”

The order backlog as of December 31, 2004 comprises 131 lithography systems with an average selling price of EUR 12.9 million. Of that backlog, ASML plans to ship 60 systems in Q1 2005 with an expected average selling price of approximately EUR 10.7 million, in addition to quarterly recurring service revenue. The company has limited visibility for Q3 and Q4 2005.

The company’s Q4 gross margin was 39.2 percent. It is expected to be in the 38-40 percent range in Q1 and Q2 2005 per the current backlog.

ASML expects R&D expenses to be in the EUR 70-75 million range for Q1 2005 as the company prepares to launch, within a year, its third and fourth generation immersion tools, including systems with hyper-numerical aperture lenses.

The enactment of the Dutch Corporate income tax rate reduction will lead to a decrease of the effective tax rate of approximately 3 percentage points to an expected tax rate of approximately 28 percent.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Conference Call

A conference call hosted by ASML CEO Eric Meurice and CFO Peter Wennink to discuss the 2004 Q4 and annual financial results will begin today, January 19, 2005, at 16.30 Central European Time / 10.30 Eastern US Time. Dial in numbers are as follows: the Netherlands – +31 20 531 5828; and the US – +1 706 679 0473.

The conference call will be Web cast on ASML.com and available for replay from January 20-27, 2005 by dialing +1 706 645 9291, pass code #3213275.

Forward Looking Statements

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: The matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the principal product of our customer base, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
tel: +31.40.268.5758fax: +31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
tel: +1.203.761.6300fax: +1.203.761.4207

ASML
Craig DeYoung
Vice President Investor Relations
craig.deyoung@asml.com
tel: +1.480.383.4005fax: +1.480.383.3976

ASML
Franki D’Hoore
Director European Investor Relations & EU Affairs
franki.dhoore@asml.com
tel: +31.40.268.6494fax: +31.40.268.3655